UNITED STATES

Securities and Exchange Commission,

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

Under the Securities Exchange Act of 1934

GreenVision Acquisition Corp

(Name of Issuer)

Common Stock, Par Value $0.00001

(Title of Class of Securities)

39678G 103

(CUSIP Number)

November 18, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☐ Rule 13d–1(c)

☒ Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39678G 103

(1)	Names of reporting persons GreenVision Capital Holdings LLC
(2)	Check the appropriate box if a member of a group ☐ (a) ☐ (b) (see instructions)
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 1,377,500
	(6)	Shared voting power 0
	(7)	Sole dispositive power 1,377,500
	(8)	Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 1,377,500[1]
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 19.16%
(12)	Type of reporting person (see instructions) CO

[1]	Shares reported exclude warrants to purchase 2,100,000 shares, which warrants are not exercisable until the earlier of November 21, 2020 or one (1) year after consummation of a business combination.

CUSIP No. 39678G 103

(1)	Names of reporting persons Zhigeng Fu
(2)	Check the appropriate box if a member of a group ☐ (a) ☐ (b) (see instructions)
(3)	SEC use only
(4)	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 1,377,500
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 1,377,500
(9)	Aggregate amount beneficially owned by each reporting person 1,377,5002 3
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 19.16%
(12)	Type of reporting person (see instructions) IN

[2]	The shares reported reflect beneficial ownership through GreenVision Capital Holdings LLC (“GCH”). Each of Qi Yu and Zhigeng Fu are managers of GCH and each have the right to vote and dispose of all shares owned by GCH. Mr. Fu and Mr. Ye are officers and directors of GreenVision Acquisition Corp.
[3]	Shares reported exclude warrants to purchase 2,100,000 shares, which warrants are not exercisable until the earlier of November 21, 2020 or one (1) year after consummation of a business combination

CUSIP No. 39678G 103

(1)	Names of reporting persons Qi Ye
(2)	Check the appropriate box if a member of a group ☐ (a) ☐ (b) (see instructions)
(3)	SEC use only
(4)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 1,377,500
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 1,377,500

(9)	Aggregate amount beneficially owned by each reporting person 1,377,5004 5
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 19.16%
(12)	Type of reporting person (see instructions) IN

[4]	The shares reported reflect beneficial ownership through GreenVision Capital Holdings LLC (“GCH”). Each of Qi Yu and Zhigeng Fu are managers of GCH and jointly have the right to vote and dispose of all shares owned by GCH. Mr. Fu and Mr. Ye are officers and directors of GreenVision Acquisition Corp.
[5]	Shares reported exclude warrants to purchase 2,100,000 shares, which warrants are not exercisable until the earlier of November 21, 2020 or one (1) year after consummation of a business combination

Page 5 of 8 Pages

Item 1(a) Name of issuer:       GreenVision Acquisition Corp.

Item 1(b) Address of issuer’s principal executive offices:      One Penn Plaza, 36th Floor,

   New York, NY 10019

2(a) Name of person filing:

_(i) GreenVision Capital Holdings LLC; (ii) Zhigeng Fu; (iii) Qi Ye

2(b) Address or principal business office or, if none, residence:

__c/o GreenVision Acquisition Corp., One Penn Plaza, 36th Floor, New York, NY 10019

2(c) Citizenship:

___(i) GreenVision Capital Holdings LLC – US (Delaware); (ii) Zhigeng Fu - Canada; (iii) Qi Ye – United States                                   _

2(d) Title of class of securities:

___Common Stock, par value $0.00001 per share_______________________________

2(e) CUSIP No.:

___39678G 103_____________________________________________________

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: _not applicable__________________

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,377,500.

(b) Percent of class: 19.16%.

Page 6 of 8 Pages

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,377,500.

(ii) Shared power to vote or to direct the vote __0_______.

(iii) Sole power to dispose or to direct the disposition of 1,377,500.

(iv) Shared power to dispose or to direct the disposition of _0_______.

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Not Applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications

Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2020

GreenVision Capital Holdings LLC

By:	/s/ Zhigeng Fu
Name:	Zhigeng Fu
Title:	Principal

/s/ Zhigeng Fu
Name:	Zhigeng Fu

/s/ Qi Ye
Name:	Qi Ye

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that this Schedule 13G is (as so amended, the “Schedule 13G”) with respect to the common stock of GreenVision Acquisition Corp. is, and any additional amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to the Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: January 13, 2020

GreenVision Capital Holdings LLC

By:	/s/ Zhigeng Fu
Name:	Zhigeng Fu
Title:	Principal

/s/ Zhigeng Fu
Name:	Zhigeng Fu

/s/ Qi Ye
Name:	Qi Ye